# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), L-1724
Date of event which requires filing of this statement: 01/16/2026
Amends the filing with accession number 0000950103-25-004492
Filed by CIK 0000903954
Persons authorized to receive notices and communications: Peter C. Gyr, UBS Asset Management (Americas) LLC, 1285 Avenue of the Americas, 11th Floor, New York, New York (NY), 10019, 212-713-3123

## Reporting persons
- Credit Investments Group, a distinct business unit of UBS Asset Management (Americas) LLC (CIK 0000903954): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,689,527; shared voting power 0; sole dispositive power 2,689,527; shared dispositive power 0; aggregate amount beneficially owned 2,689,527 (23.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A.
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), L-1724
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 26, 2025 as amended by Amendment No. 1 filed on April 7, 2025 (as amended by this Amendment, the "Schedule 13D") with respect to shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Issuer. Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address: The business address of the Reporting Person and each Covered Person at UBS Asset Management (Americas) LLC is 1285 Avenue of the Americas, 11th Floor, New York, NY 10019.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 16, 2026, the Client Accounts sold an aggregate of 2,108 shares of Common Stock (which represents 0.018% of the outstanding shares of Common Stock).

The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. Depending on market conditions, an evaluation of the business and the prospect of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, and/or other equity, debt, notes instruments or other securities of the Issuer, dispose of shares of Common Stock or such other securities from time to time in the open market, in privately negotiated transactions or otherwise, and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Client Accounts are the direct holders of an aggregate of 2,689,527 shares of Common Stock, constituting approximately 23.4% of the outstanding Common Stock, including Cash Exercise Warrants exercisable for 112,133 shares of Common Stock and Cashless Exercise Warrants exercisable for 112,133 shares of Common Stock. The foregoing percentage is calculated based on 11,278,949 shares of Common Stock outstanding as of April 17, 2026 (as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the SEC on April 23, 2026) and an aggregate of 224,266 shares of Common Stock issuable upon exercise of the Warrants. For purposes of the calculations in this Schedule 13D, we have assumed that all of the shares of Common Stock underlying the Cashless Exercise Warrants are beneficially owned; however, the number of shares of Common Stock issuable upon the exercise of Cashless Exercise Warrants will depend on the price of the Common Stock at the time of exercise, and fewer than all of the shares of Common Stock underlying the Cash Exercise Warrants will be issued upon any exercise thereof. The information as to the number of shares of Common Stock (and shares issuable upon exercise of the Warrants) in this Amendment have been retroactively adjusted to give effect to a 1-for-8 reverse stock split of the Common Stock, effective as of May 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Client Accounts have not engaged in any transactions in shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except for the Client Accounts which are the direct holders of the Shares, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the information set forth in Item 4 above.

## Signatures
- Credit Investments Group, a distinct business unit of UBS Asset Management (Americas) LLC: /s/ Peter C. Gyr, Peter C. Gyr / Managing Director, Chief Compliance Officer - UBS Asset Management (Americas) LLC (05/21/2026)